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BIOMATRIX TO PRESENT AT THE WARBURG DILLON READ GLOBAL SPECIALTY
PHARMACEUTICALS CONFERENCE

POSITIVE U.S. SYNVISC-Registered Trademark- SALES DATA TO BE HIGHLIGHTED


RIDGEFIELD, N.J., May 23 -- BIOMATRIX, INC. (NYSE: BXM) will be one of the companies presenting at the Warburg Dillon Read Global Specialty Pharmaceuticals Conference in New York City today. Highlighted within the company's presentation to investors will be a discussion of positive U.S. Synvisc-Registered Trademark-sales data and market trends. Management will also discuss the progress of Biomatrix' proposed merger with Genzyme that will combine the businesses of Biomatrix, Genzyme Surgical Products (Nasdaq: GZSP) and Genzyme Tissue Repair (Nasdaq: GZTR) to form Genzyme Biosurgery, the foremost company in the rapidly emerging market in which sophisticated biomaterials and biological products are used to enhance or replace conventional surgical procedures. Genzyme Biosurgery is expected to be an enterprise with substantial financial resources, a robust portfolio of products focused on a broader range of markets, a high-value pipeline, and powerful scientific capabilities.

Representing Biomatrix at the conference will be Rory Riggs, Biomatrix' president, who stated, "We are extremely pleased that U.S. Synvisc sales during the first half of the second quarter 2000 have been robust, and remain encouraged by the continuing positive market trends. U.S. Synvisc sales from April 1st through May 16th 2000 by our U.S. marketing partner, Wyeth-Ayerst Laboratories (a division of American Home Products: AHP) exceeded $25 million, an increase of over 100% compared to their U.S. Synvisc sales for the same time period during 1999. In addition, these results exceed Wyeth Ayerst's full second quarter 1999 U.S. Synvisc sales. During first quarter 2000, Wyeth-Ayerst implemented a direct-to-consumer advertising campaign for Synvisc that included television advertising in several test markets. The preliminary response to these promotions was so encouraging that, in the first quarter, Biomatrix invested an additional $3 million to augment these advertising programs in 16 major U.S. markets with a combination of print and broadcast media. Since commencement of the program, actual end-user sales and order rates represent the highest run rates for U.S. Synvisc sales since launch and demonstrate increases in both overall monthly sales levels and in daily order rates from doctors, the latter of which increased significantly following the American Academy of Orthopedic Surgeons in March 2000 and continues to remain strong." Mr. Riggs added, "The increases in U.S. Synvisc sales by our distribution partner, Wyeth-Ayerst, are evidence that viscosupplementation with Synvisc continues to demonstrate strong product growth and increasing acceptance by the U.S. medical community as an important treatment in relieving the pain associated with osteoarthritis of the knee."

Mr. Riggs continued with a brief update on the progress of the company's proposed merger, "In late April, Biomatrix and Genzyme filed a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) which outlines in detail the specifics of the transaction and is currently under review. Once the review is completed, the proxy materials are expected to be mailed to shareholders. Soon thereafter, each company is expected to hold a special meeting of shareholders."

Biomatrix has developed and is manufacturing viscoelastic therapeutics for a variety of medical applications. Synvisc is marketed in the US, most countries of the European Economic Area, and certain countries in Latin America and Asia. Biomatrix has contracts to market Synvisc in over 90 countries through marketing and distribution agreements with a number of large, multi-national healthcare companies, and through its wholly-owned subsidiaries. Wyeth-Ayerst Laboratories has distribution rights and markets Synvisc in the US and certain European and Middle Eastern countries; Boehringer-Ingelheim in France; F. Hoffmann-La Roche Ltd. in Sweden and South Africa; Novartis Pharma AG throughout Latin America; and Bayer AG in Australia, New Zealand and certain countries in Asia.

Hylaform-Registered Trademark- is an injectable viscoelastic hylan gel treatment for the correction of facial wrinkles and depressed scars. It is marketed in 23 countries by Inamed Corp., (Nasdaq: IMDC), formerly Collagen Aesthetics, Inc. Gelvisc-Registered Trademark- Vet is an elastoviscous hylan product used in veterinary medicine for the treatment of arthritis and is distributed by Boehringer-Ingelheim in France. Biomatrix' Hylashield-Registered Trademark-products are elastoviscous therapeutics for the protection


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of the surface of the eye from noxious environmental conditions and are distributed in Canada by I-MED Pharma Inc., and in Europe, Asia and Australia by Medical Devices Laboratories Europe GmbH (MDLE) under the name i.com-TM- Comfort Shield. Biomatrix recently announced FDA permission to market HylaSine-Registered Trademark-, the company's viscoelastic gel device that is injected during and following sinus surgery. Biomatrix also manufactures patented elastoviscous intermediates for the skin care industry. Biomatrix, Inc., headquartered in Ridgefield, New Jersey, is an international biomedical company that develops, manufactures and commercializes elastoviscous products made from proprietary biological polymers called hylans which are used in therapeutic medical applications and in skin care products.

Certain statements in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, the regulatory approval process, obtaining and enforcing patents, reimbursement by private health care providers, manufacturing capabilities, projected earnings and financial results, growing product demand, product liability, inventory levels of our marketing partners, future product development, the mailing of a joint proxy statement/prospectus and the holding of a special stockholders meeting in connection with the formation of Genzyme Biosurgery, the completion of the formation of Genzyme Biosurgery, the creation of a new publicly traded stock for Genzyme Biosurgery, the future growth and success of Genzyme Biosurgery, conditions in the financial markets relevant to the proposed creation of Genzyme Biosurgery, the likelihood of regulatory and other approvals of the transaction, the operational integration associated with the formation of Genzyme Biosurgery and other risks generally associated with a transaction of this type, and other risks detailed in Biomatrix' reports filed under the Securities Exchange Act, including Forms 10-Q and Biomatrix' annual report on Form 10-K for the year ended December 31, 1999. For more information on Biomatrix, please visit the Company's web site at http://www.biomatrix.com.

Investors are urged to read the joint proxy statement/prospectus relating to the formation of Genzyme Biosurgery filed with the Securities and Exchange Commission because it contains important information. The joint proxy statement/prospectus and other documents filed by Biomatrix and Genzyme with the commission may be obtained free of charge at the commission's web site (http://www.sec.gov) and from Biomatrix or Genzyme. Requests to Biomatrix may be directed to Anne Marie Fields, or you can access documents on the company's web site (http://www.biomatrix.com). Requests to Genzyme may be directed to Sally Curley, or you can access documents on the company's web site (http://www.genzyme.com).

NOTE TO EDITORS: Synvisc-Registered Trademark-, Hylaform-Registered Trademark-, Gelvisc-Registered Trademark- Vet, Hylashield-Registered Trademark- and HylaSine-Registered Trademark- are registered trademarks of Biomatrix, Inc. i.com-TM- is a registered trademark of Medical Devices Laboratories Europe GmbH
(MDLE).